Mail Stop 6010									July 11,
2005

John Farley
President, Chief Executive Officer and Director
AVVAA World Health Care Products, Inc.
PO BOX 335
3018 Schaeffer Road
Falklan, British Columbia
Canada V0E 1W0

Re:	AVVAA World Health Care Products, Inc.
	Amendment No. 1 to registration statement on Form SB-2/A
      Filed June 20, 2005
	File Number 333-124667

 Dear Mr. Farley:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.	You have not provided us with an accurate marked copy of your amendment. As one example only, in response to prior comment 11 relating to specific facts that might lead selling stockholders to impact stock value, you made substantial modifications to your disclosure. However, these revisions do not appear on your marked copy. In future amendments please include a marked copy that accurately reflects the changes you have made to the registration statement.

2.	In response to prior comment 4, you indicated that you have
provided the signature of your Chief Accounting Officer. We could not find that signature. If the Chief Accounting Officer is one of
the individuals listed on the signature page, that person must be designated as such.
3.	Please update your financial statements and other financial
disclosures to include figures from May 31, 2005.

Cover Page

4. We note your language in the penultimate paragraph on the cover page which begins with "This prospectus relates to the resale by the selling security holders..." This language repeats the header language at the top of the cover page which describes the offering.
Accordingly, you should delete the penultimate paragraph.

5. We note your reference on this page to "conversion" of the warrants. However, we believe the appropriate term should be the "exercise" of the warrants. Please revise your disclosure on the cover page and throughout the document to ensure that you refer to "exercise" of warrants instead of "conversion."

Risk Factors
"Product defects or intellectual property rights...," p. 6
6. We do not understand the relationship between FDA approval and intellectual property rights. If you are attempting to disclose the risk of litigation from two distinct sources, one being product defects and the other being intellectual property rights, please consider separating the discussion into two separate risk factors. If you decide to retain the information in one risk factor, please make it clear that you are talking about the risk of litigation stemming from two independent areas of your business.

Management`s Discussion and Analysis of Plan of Operations, page 9 Critical Accounting Policies and Estimates, page 13
7.	Please further revise your disclosures to address each part
of
comment 28 or tell us why the disclosures contemplated by each part are not applicable or not necessary.

(p)  Stock-based Compensation, page F-9
8.	Based on your response to comment 42, it appears that your
tabular disclosure includes the effect of equity instruments issued to non-employees, which has resulted in the expense under the fair value method being the same as the expense as reported.
Consistent
with paragraph 45 of SFAS 123, please exclude the effect of these issuances. In addition, please provide us a quantitative analysis supporting your estimates of expected volatility and explain how it is consistent with Appendix F of SFAS 123. Finally, please tell us how you have complied with paragraphs 47 and 48 of SFAS 123.


Audited Financial Statements at May 31, 2004
Consolidated Statements of Cash Flows, page F-4

9. In our comment 44, we asked you to: (a) disclose advances to and from related parties on a gross basis, on separate lines and (b) refer to paragraph 11 through 13 of SFAS 95. As this is unclear, please tell us how your revised disclosures addressed what we had asked.

10. In response to comment 44, you revised the amounts reported as cash flows from operating and financing activities. As these revisions would appear to represent a material restatement of your financial statements, please tell us why you did not appear to provide the disclosures contemplated by paragraph 26 of APB 9, paragraph 37 of APB 20, and AU Section 561.06.a and why the auditor did not amend its report to address the restatement. In addition, please tell us why did not appear to have filed an Item 4.02 Form 8-
K. Furthermore, please tell us whether you intend to amend your Form
10-KSB for May 31, 2004 and your Form 10-QSB for February 28, 2005 to reflect the restatement of your financial statements and the other revisions to your disclosures made in this filing.

Consolidated Statement of Stockholder`s Deficit, page F-6

11. The date of inception presented here (March 25, 1999) does not agree with the one presented throughout the rest of the document (June 3, 1998). Please revise your disclosures to resolve this discrepancy. As the audit opinion includes the latter date, please obtain a revised opinion from your auditor, if necessary to resolve the discrepancy.

12. Your response to comment 45 and your revised disclosures did not appear to fully address our comment. As we had asked, please tell us whether and how any of the transactions disclosed in this statement relate to the Anmore and Sierra transactions. If so, please tell us which transactions and why this is appropriate, in light of the reverse accounting acquisitions of those two entities. In your response, please elaborate on the nature of these transactions and the authoritative literature supporting your accounting.

13. We noted your response to comment 46. Please confirm that the comment stock had yet to be issued, as your existing disclosure suggests this. If so, please tell us why the amounts represent equity, as opposed to a liability, and cite the specific authoritative literature supporting your accounting. Otherwise, please revise your disclosures to clarify this.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Ibolya Ignat at (202) 551-3656 or Oscar Young at (202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 551-3653 or me at (202) 551-3715 with any other questions.
      Sincerely,




      Jeffrey Riedler
   Assistant Director

   cc:	Richard Anslow
   	Anslow & Jacklin LLP
   	195 Route 9 South
   	Suite 204
   	Manalapan, New Jersey 07726
      Fax:  732-577-1188
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